Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated January 29, 2008	Registration Statement No. 333-142572

European Investment Bank
JPY 25,000,000,000 Floating Rate Notes due 2011
Final Term Sheet

Issuer:	European Investment Bank.
Ratings:	Aaa/AAA/AAA.
Currency/Size:
JPY 25,000,000,000.  The notes offered under this free writing prospectus will have the same terms (other than inter alia the price to public and issue date), form part of the same series and trade freely with the notes issued on September 21, 2006, October 31, 2006 and January 19, 2007.

Settlement:	February 5, 2008.
Maturity:	September 21, 2011.
Interest Payment Dates:	March 21, June 21, September 21 and December 21, subject to the Business Day Convention (as defined below).
Interest Determination Dates:	Two London business days prior to the commencement of the relevant Interest Period (as defined below).
Coupon:
3-month ¥-LIBOR minus the Margin (the “Rate of Interest”).

The notes will bear interest on the principal amount during each three-month period from and including December 21, 2007 to but excluding March 21, 2008 and thereafter from and including each Interest Payment Date (as defined above) to but excluding the next following Interest Payment Date (each such three-month period, an “Interest Period”).  Interest on the notes shall be payable on each Interest Payment Date.  The Rate of Interest will never be less than zero.  The Rate of Interest applicable for an Interest Period will be determined on the applicable Interest Determination Date (as defined above).

Margin:	0.215%.
3-month ¥-LIBOR:
3-month ¥-LIBOR will, except as provided below, be the offered quotation (expressed as a percentage rate per annum) for deposits in Japanese yen for that Interest Period which appears on the Screen Page (as defined below) as of 11:00 a.m. (London time) on the applicable Interest Determination Date.

Screen Page:
Telerate Page 3750.

If, on a Interest Determination Date, the Telerate Page 3750 is not available or if no such quotation appears, the Calculation Agent will request the principal London office of each of the Reference Banks (as defined below) to provide a quotation of its rate at which deposits in Japanese yen are offered by it at approximately 11:00 a.m. London time, on the applicable Interest Determination Date to prime banks in the London interbank market for a period of the Designated Maturity (as defined below) commencing on the first day of the relevant Interest Period and in a Representative Amount (as defined below).

If at least two quotations are provided, the rate for that Interest Period will be the arithmetic mean (rounded if necessary to the nearest one hundred-thousandth of a percentage point, with 0.000005 being rounded upwards) of the quotation.  If fewer than two quotations are provided as requested, the rate for that Interest Period will be the arithmetic mean (rounded if necessary to the nearest one hundred-thousandth of a percentage point, with 0.000005 being rounded upwards) of the rates quoted by major banks in Tokyo, selected by the Calculation Agent, at approximately 11:00 a.m. Tokyo time, on that Interest Determination Date for loans in Japanese yen to leading European banks for a period of the Designated Maturity commencing on the first day of the relevant Interest Period and in a Representative Amount.

“Designated Maturity” means a period equivalent to the Interest Period.

“Representative Amount” means an amount that is representative for a single transaction in the relevant market at the relevant time.

“Reference Banks” as used herein means four major banks in the London interbank market, selected by the Calculation Agent.

Interest Amount:
The Calculation Agent will, on or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest and calculate the amount of interest payable on the notes for the relevant Interest Period.  Each Interest Amount shall be calculated by applying the Rate of Interest and the Day Count Fraction to the aggregate principal amount of the notes and rounding the resultant figure to the nearest Japanese yen, with 0.5 yen being rounded upwards.

The Calculation Agent will cause the Rate of Interest, each Interest Amount for each Interest Period, each Interest Period and the relevant Interest Payment Date to be notified to the Issuer and the holders of the notes as set forth in the calculation agency agreement between the Calculation Agent and the Issuer dated September 15, 2006, including any amendments thereto, as soon as possible after their determination, but in no event later than the fourth London business day thereafter and, if required by the rules of the Luxembourg Stock Exchange, to the Luxembourg Stock Exchange as soon as possible after their determination, but in no event later than the first day of the relevant Interest Period.  Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period.  Any such amendment will be promptly notified to the Luxembourg Stock Exchange and to the holders of the notes in accordance with the notice procedures described in the prospectus supplement.

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for these purposes by the Calculation Agent shall (in the absence of manifest error) be binding on the Issuer, the Fiscal Agent, the Paying Agent and the holders of the notes.

Business Day:	Tokyo and New York.
Business Day Convention:
Modified Following, adjusted.

If any Interest Payment Date would otherwise be a day that is not a Business Day, the relevant date will be postponed to the next day that is a Business Day; provided, however, that, if that date would fall in the next succeeding calendar month, such date will be the immediately preceding Business Day.  If any such Interest Payment Date is postponed or brought forward as described above, the Interest Amount will be adjusted accordingly and the holders of the notes will be entitled to more or less interest, respectively.

If the Maturity Date is not a Business Day, the payment of principal and interest will not be made until the next following Business Day, and no further interest shall be paid in respect of the delay in such payment.

Day Count Fraction:	Actual/360 (when calculating an amount of interest on any note for any period of time, the actual number of days in that period divided by 360).
Calculation Agent:	Citibank, N.A., London Branch.
Reoffer:	100.12%.
Denominations:	¥100,000 (subject to minimum hold of ¥1,000,000).
Lead:	Merrill Lynch.
Governing Law:	New York.

The notes are expected to be listed on the Luxembourg Stock Exchange.

You can access the prospectus for the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/33745/000095015707000625/form-sb.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-866-500-5408.